July 20, 2018

VIA EDGAR

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:
Russell Mancuso

Branch Chief

Re:
SANUWAVE Health, Inc.

Dear Mr. Mancuso:

Please allow this letter to confirm that we have engaged the law firm of Morrison & Foerster LLP as our new counsel with respect to U.S. securities laws and matters before the Securities and Exchange Commission. Should you have any questions, please contact Murray Indick, Partner at Morrison & Foerster LLP, at (415) 268-7096.

Very truly yours,

SANUWAVE Health, Inc.

By:	/s/ Kevin A. Richardson, II
Kevin A. Richardson, II Acting Chief Executive Officer

3360 Martin Farm Road * Suite 100 * Suwanee, Georgia 30024 USA